Filed pursuant to Rule 433

Free Writing Prospectus dated October 25, 2012

Registration Statement No. 333-177552

UNITED RENTALS (NORTH AMERICA), INC.
Pricing Term Sheet – October 25, 2012
$400,000,000 6 1/8% Senior Notes due 2023

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated October 25, 2012, to the accompanying Prospectus dated September 28, 2012, filed as part of Registration Statement No. 333-177552, as amended by Post-Effective Amendment No. 1 thereto.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)
Title of Securities:	6 1/8% Senior Notes due 2023 (the “Notes”)
Aggregate Principal Amount:	$400,000,000
Distribution	SEC Registered
Gross Proceeds:	$400,000,000
Net Proceeds (before expenses):	$393,000,000
Maturity:	June 15, 2023
Issue Price:	100.000% plus accrued interest, if any, from October 30, 2012
Coupon:	6.125%
Yield to Maturity:	6.125%
Spread to Maturity:	+429 bps
Benchmark:	1.625% due August 15, 2022
Ratings:*	B3 / B+
Interest Payment Dates:	December 15 and June 15

Record Dates	December 1 and June 1
First Interest Payment Date:	June 15, 2013
Optional Redemption:

Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the Notes at its option prior to December 15, 2017.

The Issuer may redeem some or all of the Notes, at its option, at any time on or after December 15, 2017, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve month period beginning on December 15 of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

	Year	Percentage
	2017	103.063%
	2018	102.042%
	2019	101.021%
	2020 and thereafter	100.000%
Optional Redemption with Equity Proceeds:

At any time, or from time to time, on or prior to December 15, 2015, the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of certain equity offerings at a price equal to 106.125% of the principal amount of the Notes plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the Notes remains outstanding immediately after such redemption.

Make-Whole Redemption:

At any time, or from time to time, prior to December 15, 2017, the Issuer may, at its option, redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium of T+0.50%, plus accrued and unpaid interest, if any.

Change of Control:	Upon certain change of control events, putable at 101% of principal amount plus accrued and unpaid interest, if any.
Trade Date:	October 25, 2012

Settlement Date:	October 30, 2012 (T + 3)
CUSIP/ISIN Numbers:	911365 AX2 / US911365AX24
Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC
Co-Managers:	Scotia Capital (USA) Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC

* A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has previously filed a registration statement (including a prospectus and a preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”), as amended by Post-Effective Amendment No. 1 thereto, for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting BofA Merrill Lynch via phone at (800) 294-1322, via mail at 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department, or via email at dg.prospectus_requests@baml.com.